SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 233,020,614
Securities purchased under agreements to resell, net	7,063,850,314
Securities owned, at fair value (including securities pledged of $49,924,681)	199,202,210
Underwriting fee receivable	25,491,772
Receivable from brokers, dealers and clearing organizations	87,708,924
Receivable from affiliates	4,727,785
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $968,601	5,230,930
Deferred tax assets	2,033,588
Other assets	14,482,343
Total assets	$ 7,635,748,480

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 6,961,259,180
Securities sold, not yet purchased, at fair value	118,549,963
Payable to brokers, dealers and clearing organizations	244,764
Payable to affiliates	12,385,624
Accounts payable, accrued expenses, and other liabilities	10,961,926
Total liabilities	7,103,401,457
Commitments and contingencies	
Subordinated debt	25,000,000
Stockholders' equity:	
Common stock:	
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 10 shares	1
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 1,250 shares	125
Class C, $0.10 par value. Authorized 10,000 shares; issued and outstanding 2,620 shares	262
Additional paid-in capital	347,937,785
Retained earnings	159,408,850
Total stockholders' equity	507,347,023
Total liabilities and stockholders' equity	$ 7,635,748,480

See accompanying notes to financial statements.